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Destiny Media Technologies

1040-1055 W. Hastings St.
Vancouver, BC CANADA V6E 2E9
(t) 604.609.7736
(f) 604.609.0611
www.dsny.com

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April 5, 2005

Kathleen Collins
Accounting Branch Chief
Division of Corporate Finance
United States Security and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. USA
20549

Dear Ms Collins:

RE:    DESTINY MEDIA TECHNOLOGIES INC.
       FORM 10-KSB FOR THE YEAR ENDED AUGUST 31, 2004
       FILE NO. 000-28259

We are writing in response to your letter dated March 21, 2005 requesting additional information pursuant to our annual Form 10-KSB for the year ending August 31, 2004.

We provide our comments below.

   1. We note from your response to our previous comment no. 1 where you indicate that development fees are billed separately and in addition to the license fee as established in your price list. Pursuant to paragraph 74 of SOP 97-2 if the software requires significant customization, the service element (development fee) does not meet the criteria for separate accounting. Based on your response, it appears that the Company accounts for the license fee and the development fee separately. Please explain and tell us how your accounting complies with SOP 97-2.

       Occasionally, a customer will request a customization to one of our Clipstream {TM} suite of products. Examples include changing the user interface, adding minor functionality or integrating Clipstream {TM} into their environment. These modifications are minor and usually are isolated to the particular customer.

       Our development fee revenue was less than 7% of total Clipstream {TM} revenue for fiscal 2004. Revenue associated with the customization is recognized upon completion and acceptance of the development work. Revenue associated with the license is recognized upon delivery of the relevant code key to utilize the license.


       It is our view that the modifications don't materially change the product (license) delivered. Nevertheless, these two revenue items are generally delivered (and therefore recognized into revenue) at approximately the same time.

                                   * * * * *




Yours truly,




Steve Vestergaard,
Chief Executive Officer
Destiny Media Technologies





 Destiny Media Technologies * 1040-1055 West Hastings St. * Vancouver, B.C. *
                                    V6E 2E9
             (t) 604.609.7736 *  (f) 604.609.0611 * www.dsny.com